Exhibit 99.1

Volvo: Truck Deliveries January-November 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 19, 2006—Total deliveries of trucks from the Volvo Group's three truck companies increased 3% through November this year, compared with the year-earlier period. Deliveries from Mack rose 2%, while deliveries from Renault Trucks were up 7%. Deliveries from Volvo Trucks were up 1% compared with the year-earlier period.

For the whole report, see attachment.

2006-12-19

December 19, 2006

For Swedish version, go to www.volvo.se

The Volvo Group (NASDAQ:VOLV)(STO:VOLVA)(STO:VOLVB) is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Media Relations:
Bernard Lancelot, Renault Trucks, +33 4 72 96 27 59
Bob Martin, Mack, +1 (610) 709-2670
Claes Claeson, Volvo Trucks, +46 31-66 39 08
Investor Relations:
Joakim Wahlstrom, AB Volvo, +46 31 66 11 91
Christer Johansson, AB Volvo, +46 31 66 13 34